UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  ENDEVCO, INC.
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    29259F202
                                 (CUSIP Number)

                                November 17, 2009
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29259F202

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1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      *TRINITY BUI

      *Trinity Bui is filing on behalf of Trinity Financing Investments Corp., of which Ms. Bui is President, sole Director and sole Stockholder.
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
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3)    SEC Use Only


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4)    Citizenship or Place of Organization

      United States
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Number of             5)    Sole Voting Power
Shares
Beneficially                10,000,000
Owned by              ----------------------------------------------------------
Each                  6)    Shared Voting Power
Reporting
Person
With                  ----------------------------------------------------------
                      7)    Sole Dispositive Power

                            *10,000,000

                            *Note - Subject to response to Item 4(a)
                      ----------------------------------------------------------
                      8)    Shared Dispositive Power


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9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      10,000,000
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10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)
                                                                             |_|
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11)   Percent of Class Represented by Amount in Item 9

      11.7%
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12)   Type of Reporting Person (See Instructions)

      IN
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

ITEM 1.

(A)   NAME OF ISSUER EnDevCo, Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      EnDevCo, Inc.
      Three Riverway, Suite 825
      Houston, Texas 77056

ITEM  2.

(A)   NAME OF PERSONS FILING

      Trinity Bui

      *Trinity Bui is filing on behalf of Trinity Financing Investments Corp., of which Ms. Bui is President, sole Director and sole Stockholder.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      TRINITY BUI:
                               Principal Business Office:
                               The Veneto Building
                               250 East 53rd Street, Suite 1904
                               New York, New York 10022

      TRINITY FINANCING INVESTMENTS CORP:
                               Principal Business Office:
                               The Veneto Building
                               250 East 53rd Street, Suite 1904
                               New York, New York 10022

(C)   CITIZENSHIP

                               Trinity Bui: United States
                               Trinity Financing Investments Corp: Delaware

(D)   TITLE OF CLASS OF SECURITIES
                               Common Stock, without par value

(E)   CUSIP NUMBER
                               29259F202

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            *Trinity Bui and Trinity Financing Investments Corp., jointly:
            10,000,000 shares of common stock transferred pursuant to a loan Settlement Agreement to be held as collateral. Commencing upon November 17, 2009, if the outstanding balance of the settlement amount of $2,000,000 remained unpaid, Trinity Financing Investments Corp had the right to sell 10,000 shares per day plus an additional 25% of any volume in exces of 20,000 shares of EnDevCo, Inc. traded on such day. Upon the balance of the loan being paid in full, any unsold shares shall be transferred back to the transferor, Chris A. Dittmar.

            *Note: Trinity Bui is filing on behalf of Trinity Financing Investments Corp, of which Ms. Bui is President, sole Director and sole Stockholder

      (b)   Percent of class:

            Trinity Bui and Trinity Financing Investments Corp, jointly: 11.7%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 10,000,000

            (ii)  Shared power to vote or to direct the vote:

            (iii) Sole power to dispose or to direct the disposition of:
                  10,000,000 *Note - Subject to response to Item 4(a)

            (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: December 3, 2009


                                      /s/ Trinity Bui
                                      ----------------------------
                                      Trinity Bui